THUNDER
ENERGY
TRUST

400, 321 - 6th Avenue SW
Calgary, AB T2P 3H3

P. 403.294.1635
F. 403.232.1317

thunderenergy.com

May 2, 2007

Securities and Exchange Commission
100 F Street N.E.
Washington, D.C. 20549
USA

Dear Sir or Madam:

Re: Rule 12g3-2(b) Submission
Commission File No. 82-34957

Pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934, as amended, Thunder Energy Trust hereby furnishes to the Commission the following:

1. Press Release dated May 1, 2007.

Yours truly

Sheila Hearnden
Executive Assistant

File # 82-34957.

THUNDER ENERGY TRUST | NEWS RELEASE | THY.UN

Thunder Announces Plan of Arrangement Clarification

Calgary, Alberta. May 1, 2007 - Thunder Energy Trust (TSX: THY.UN) has agreed with Overlord Financial Inc., Infra-PSP Canada Inc. and 1316629 Alberta Ltd that the consideration to be paid for the issued and outstanding 7.25% convertible debentures of Thunder (the "Debentures") pursuant to the plan of arrangement announced on April 24, 2007 will be a cash price of $1,010 per $1,000 of principal amount of Debentures plus accrued interest from the last interest payment date of April 30, 2007 to the effective date of the Arrangement.

For further information please contact:

Stuart Keck, President & C.E.O. or Pamela Kazeil, Vice President, Finance & C.F.O.
Thunder Energy Trust and Thunder Energy Inc.
Telephone: 403 294-1635
Facsimile: 403 232-1317
www.thunderenergy.com